Exhibit 99.1

Spotify Announces Leadership Evolution: Daniel Ek to Become Executive
Chairman, Alex Norström and Gustav Söderström to
Become Co-CEOs in January 2026

Stockholm and New York — 30 September, 2025

Today, Spotify (NYSE: SPOT) announced that Founder and Chief Executive Officer Daniel Ek will transition to the role of Executive Chairman effective January 1, 2026. The company also announced Gustav Söderström, co-President and Chief Product and Technology Officer, and Alex Norström, co-President and Chief Business Officer, as its co-Chief Executive Officers. They will report to Daniel Ek and will also serve on the company’s Board of Directors subject to shareholder approval.

This evolution formalizes how Spotify has successfully operated since 2023 with the co-presidents largely leading strategic development and operational execution of Spotify. As Executive Chairman, Ek’s role will more closely reflect a European chairman setup, where he will determine capital allocation, map the long-term future of Spotify and continue to provide support and guidance to its senior team.

“I always believed that Spotify could play an important role in revolutionizing listening around the world, and with more than 700 million users, we’ve truly charted a new course bringing creativity to every corner of the globe,” said Daniel Ek. “Over the last few years, I’ve turned over a large part of the day-to-day management and strategic direction of Spotify to Alex and Gustav – who have shaped the company from our earliest days and are now more than ready to guide our next phase. This change simply matches titles to how we already operate. In my role as Executive Chairman, I will focus on the long arc of the company and keep the Board and our co-CEOs deeply connected through my engagement.”

Woody Marshall, Lead Independent Director of Spotify’s Board, said, “The Board has been working closely with Daniel on the evolution of Spotify’s leadership structure for several years. We have tremendous confidence in Alex and Gustav as they step into these roles. They each have more than 15 years with the company and have been instrumental in driving our success and enabling Spotify to lead our industry. We are also thrilled that Daniel will be actively involved, giving Spotify both founder-led strategic stewardship and mentorship to the co-CEOs as the company continues to innovate and scale.”

The new co-CEOs said in a joint statement, “We’ve worked together a very long time and have seen Spotify through many different chapters. Nearly three years ago, when we stepped into our roles as co-Presidents, we charged our teams with relentlessly focusing on building the best and most valuable experience available anywhere and that ambition hasn’t changed. While we bring different experiences and perspectives to the CEO role, we both have a strong bias to action and can’t wait to get started knowing that we will have Daniel’s full partnership and ongoing support.”

These changes will all be effective January 1, 2026.

The company will host a live question and answer session to discuss the transition on Tuesday, September 30th at 8:30am EST. A live webcast of the call will be accessible at investors.spotify.com.

About Spotify Technology S.A.
Spotify’s platform revolutionized music listening forever when we launched in 2008. Today, more listeners than ever can discover, manage and enjoy over 100 million tracks, nearly 7 million podcasts titles, and 350,000 audiobooks a la carte on Spotify. We are the world’s most popular audio streaming subscription service with more than 696 million users, including 276 million subscribers across 184 markets.

Investor Relations:
Bryan Goldberg
ir@spotify.com
investors.spotify.com

Public Relations:
Dustee Jenkins
press@spotify.com